Mark B. Weeks

(650) 843-5011

mweeks@cooley.com

November 2, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549

Attn:       Jeffrey P. Riedler

Vanessa Robertson

Melissa Rocha

Sebastian Gomez Abero

RE:   Anacor Pharmaceuticals, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed October 26, 2010
File No. 333-169322

Ladies and Gentlemen:

On behalf of Anacor Pharmaceuticals, Inc. (the “Company”), we are transmitting for filing Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-169322 (the “Registration Statement”).  We are sending a copy of this letter, the Amendment and certain supplemental materials in the traditional non-EDGAR format, including a version that is marked to show changes to Amendment No. 2 to the Registration Statement filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 26, 2010, and will forward a courtesy package of these documents for the staff of the Commission (the “Staff”), in care of Mr. Jeffrey P. Riedler.

The Amendment is being filed in response to comments received from the Staff, by letter dated October 28, 2010, with respect to the Registration Statement (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amendment.  References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

Our Collaboration with Eli Lilly and Company, page 5

1.                    We note your response to our prior comment 2 and resissue the comment.  Your disclosure about the upper range of your potential royalties remains unchanged.  The phrase “low double-digit” could be interpreted to be low teens, low twenties, low thirties, etc.  Please revise your disclosure to provide a more narrow range of your maximum potential royalties.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on page 6 of the Amendment.

Please do not hesitate to contact me at (650) 843-5011 or Michael Tenta at (650) 843-5636 if you have any questions or would like any additional information regarding these responses.

Sincerely,

Cooley LLP

/s/ Mark B. Weeks

Mark B. Weeks

cc:                                 David P. Perry, Anacor Pharmaceuticals, Inc.
Michael E. Tenta, Esq., Cooley LLP
Joseph Muscat, Ernst & Young LLP
Patrick A. Pohlen, Esq., Latham & Watkins LLP
Gregory Chin, Esq., Latham & Watkins LLP